Exhibit 99.1

-FOR IMMEDIATE RELEASE-

ELRON COMPLETES PURCHASE OF 2.5% OF ORDINARY SHARES OF
GIVEN IMAGING

Tel Aviv, May 27, 2007 - Elron Electronic Industries Ltd. (NASDAQ & TASE: ELRN) announced today that further to its announcement on May 15, 2007, it has completed the purchase of 2.5% of the ordinary shares of Given Imaging Ltd. (Nasdaq & TASE: GIVN) in a series of open market transactions for an aggregate purchase consideration of approximately $18.7 million. This includes purchases previously announced on May 15, 2007. As a result of these transactions, Elron's direct and indirect ownership interest in Given Imaging (through its direct holdings and its holdings in its subsidiary, RDC-Rafael Development Corporation Ltd.) increased to approximately 23.3% . In parallel transactions, Discount Investment Corporation Ltd. ("DIC"), a 49% shareholder of Elron, also purchased 2.5% of the ordinary shares of Given Imaging for the same aggregate consideration, increasing its holding in Given Imaging to approximately 16.5% . Following these transactions, Elron, DIC and RDC together hold approximately 44.3% of the ordinary shares of Given Imaging.

Elron Electronic Industries Ltd. (TASE & NASDAQ: ELRN), a member of the IDB Holding group, is a leading Israel-based technology holding company directly involved in the long-term performance of its group companies. Elron identifies potential technologies, creates strategic partnerships, secures financing, and recruits highly qualified management teams. Elron's group companies currently comprise a diverse range of publicly-traded and privately held companies primarily in the fields of medical devices, information & communications technology, clean technology and semiconductors. For further information, please visit www.elron.com

Company Contact:

Rinat Remler, Vice President & CFO

Elron Electronic Industries Ltd.
Tel. 972-3-6075555
elron@elron.net

(Any statements in this press release that may be considered forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially. Actual results may differ from such forward-looking statements due to the risk factors discussed in periodic reports filed by the Company with the Securities and Exchange Commission, which the Company urges investors to consider).